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                                     TSX Exchange "VIR"
ViRexx Medical Corp.                 For Immediate Release

    VIREXX FILES CTA FOR HEPAPTITIS B THERAPEUTIC VACCINE

EDMONTON, ALBERTA - December 8, 2005 -ViRexx Medical Corp. (TSX: VIR) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, announced today that it has filed a Clinical Trial Application with Health Canada for a Phase I trial of HepaVaxx B, an important proof of principle for the ChimigenT platform. HepaVaxx B is being developed as a therapeutic vaccine for the treatment of patients chronically infected with hepatitis B.

"Our HepaVaxx B vaccine targets the 370 million chronic carries of hepatitis B worldwide. Existing antiviral therapies are only effective in approximately 20-30% of chronic hepatitis B patients. The development of a therapeutic HepaVaxx B vaccine has the potential to treat an unmet medical need and offers hope to chronic carriers of hepaptitis B as an immunotherapy that could complement existing anti-viral therapies," said Lorne Tyrrell, Chief Executive Officer of ViRexx.

The   Phase  I  trial  is  designed  to  enroll  15  healthy
volunteers in a safety study of the vaccine. HepaVaxx B consists of a recombinant chimeric molecule containing the elements of both a hepatitis B viral antigen and a portion of a murine antibody. The molecule is designed to target dendritic cells, which play a significant role in antigen presentation and initiation of an immune response. In thorough preclinical testing, HepaVaxx B has produced both cellular and humoral immune responses as designed. ViRexx believes that the development of dual humoral and cellular responses will be effective in clearing the virus from patients with chronic hepatitis B infection.

Hepatitis B is a serious public health problem worldwide. The World Health Organization estimates that one out of every three people has been infected with the hepatitis B virus. Individuals that develop chronic infections are at high risk of death from cirrhosis of the liver and liver cancer. On average, 15% to 25% of chronically infected persons die from chronic liver disease, with approximately one million hepatitis B virus-related deaths worldwide every year.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx's most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx's lead product, OvaRexr MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx's licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

 THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                      CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Lorne Tyrrell                   Chris Marcus
Chief Executive Officer         Investor Relations
ViRexx Medical Corp.            Fyre Marketing
Tel: (780) 433-4411             Tel: (512) 542-9916
Fax: (780) 436-0068
ltyrrell@virexx.com             Chris@FyreInvestor.com